SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 26, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

NON-INSTALLATION OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING SCHEDULED FOR MARCH 26, 2015.

On March 26, 2015, at 11:00 a.m., at the headquarters of Companhia Siderúrgica Nacional (“CSN” or “Company”), located at Av. Brig. Faria Lima, 3400, 20º andar, in the city and state of São Paulo, Company shareholders appeared to attend the Extraordinary Shareholders’ Meeting called for that date.

As per the signatures in the Shareholders' Attendance Book, the number of attending shareholders did not reach the minimum legal quorum to install the meeting and resolve on the matters on the Agenda, which imply the amendment of the Bylaws.

Vote declarations presented by attending shareholders will be filed with the Company.

As a result, in accordance with article 135 of Law 6,404, of December 15, 1976, the Meeting was not installed following the first call, and a second call should be made by the Company’s management to hold a new meeting in the upcoming April 28.

São Paulo, March 26, 2015

David Moise Salama Chairperson of the Meeting	Claudia Maria Sarti Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.